

January 29, 2015

Via Email
Bruce Busmire
Chief Financial Officer
Energy XXI Ltd
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI Ltd (formerly Energy XXI (Bermuda) Limited)**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed August 25, 2014**
> **Response Letter Dated December 23, 2014**
> **File No. 001-33628**

Dear Mr. Busmire:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 4 – Property and Equipment, page 94

1. Your response to comment 1 in our letter dated December 12, 2014 indicates that you receive "more than adequate information to make an independent determination at any given time about whether a well-in-progress should remain in unevaluated properties or whether sufficient information is known in order to conclude that the well is going to be assigned proved reserves or not." Please address the following:

- Describe the factors that have prevented you and/or the operator from completing the reserve determination process to date in accordance with Rule 4-10(c)(3)(ii)(C) of Regulation S-X. Your response should include a description of any technical and economic obstacles.

- Identify the factors and/or conditions that need to occur or be resolved before reserve determination is possible and address the potential timing of reaching that type of resolution.

- We note you cannot accurately estimate or definitively predict the anticipated timing of when costs of these exploratory wells will be transferred into your amortization computation. Please describe for us the extent to which you could disclose an anticipated or most likely timeline to address the disclosure requirement per Rule 4-10(c)(7)(ii) of Regulation S-X.

Note 22 – Supplementary Oil and Gas Information, page 124

Estimated Net Quantities of Oil and Natural Gas Reserves, page 124

2. Your response to comment 2 in our letter dated December 12, 2014 states that in your final 2015 capital budget, "certain PUD wells accounting for approximately $50 million in future development costs were rescheduled from fiscal 2015 to fiscal 2016 or 2017, which remained within five years of the date of initial booking of those PUD reserves." Please tell us about the extent to which you have historically rescheduled the drilling of PUD wells and address the following:

    - Submit a schedule, similar to the table submitted in response to comment 3 in our letter dated November 5, 2014, of PUD volumes by year of initial booking for each of the last five fiscal years.

    - Submit a schedule illustrating when your PUDs were scheduled for drilling compared to the fiscal year in which they were actually drilled for the periods noted above.

3. We note from your response to comment 3 in our letter dated December 12, 2014 that there is competition for prioritization of PUD projects among your internal development teams. Please describe the procedures undertaken in preparing your reserve estimates that are intended to ensure that PUDs are only claimed for locations where you have adopted a development plan and where you are able to demonstrate that the reasonable certainty criteria has been met. As part of your response, explain how prior instances of rescheduling PUD locations impact your assessment of those locations as PUD reserves in subsequent periods. Also, describe the process of reconsideration that occurs when evaluating other opportunities (i.e., the mechanism by which final investment decisions are revised) and describe any internal controls you have established over this process.

Closing Comments

       You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                      Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief